Filed by Conagra Brands, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pinnacle Foods Inc.
Commission File No.: 001-35844
June 27, 2018

From: Sean Connolly

Subject: Conagra Brands to Acquire Pinnacle Foods

To: All Conagra Brands Employees

Team,

I am pleased to let you know that moments ago, we not only released our Q4 and year end results <link>, but also announced we have reached an agreement to acquire Pinnacle Foods <link>, a leading manufacturer, marketer and distributor of high-quality branded food products. The combination creates a leader in frozen foods, and expands our portfolio of leading, iconic brands in snacks and other attractive categories. This is an exciting next step for Conagra Brands, and a testament to all of the work you have done to get us here. After three years of transformative efforts to create a pure-play, branded food company, we are well-positioned to accelerate the next wave of change and growth.

Pinnacle’s portfolio of frozen, refrigerated and shelf-stable products is highly complementary to ours and includes iconic brands such as Birds Eye, Duncan Hines, Earth Balance and Udi’s, to name a few. Pinnacle shares our focus on innovation and maintaining a lean and efficient operating structure and close ties with customers. From a cultural standpoint, we are highly compatible – like us, Pinnacle is a results-oriented, externally-focused culture. Simply put – we are confident Pinnacle is an excellent fit for Conagra Brands.

We expect the transaction to close by the end of calendar 2018. Until then, it is important to remember that it is business as usual, and Conagra Brands and Pinnacle will continue to operate as independent companies. I ask that you remain focused on doing the jobs you do and on delivering the highest quality products our customers and partners have come to expect from us.

I know you have many questions; today’s announcement is just the first step in the process and we are committed to providing updates as new information becomes available. I look forward to discussing this exciting news, as well as our great FY18 results, at tomorrow’s Town Halls. In the meantime, please review today’s releases <link to newsroom site>, the attached FAQ document, our external transaction website <link> and listen in on the analyst call at 8:30 a.m. CST <link to investor site>.

Today’s news is something for all Conagra Brands employees to be excited about and of which we can all be proud. Without your tireless efforts over the past three years, this would not have been possible. Get ready for the next stage of growth!

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about Conagra Brands Inc. (“Conagra Brands”) and the proposed transaction (the “proposed transaction”) with Pinnacle Foods Inc. (“Pinnacle”). These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. These risks and uncertainties include, among other things: the failure to obtain Pinnacle stockholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; the ability and timing to obtain required regulatory approvals and satisfy other closing conditions for the pending divestiture of our Del Monte processed fruit and vegetable business in Canada; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; and other risks described in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”).

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands will file a registration statement on Form S-4 with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Patriot’s participants is set forth in the proxy statement, filed August 11, 2017, for Conagra Brands’ 2017 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.